Exhibit 99.6

NICE Recognized as Worldwide Leader of Speech Analytics Market by Analyst Firm DMG
Consulting

NICE Interaction Analytics ranked first in number of implementations and customers; also garners highest score received for overall vendor satisfaction

Ra’anana, Israel, December 09, 2010, NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that it has been recognized as the worldwide leader in speech analytics implementations, with a 34% market share, in the new “2010/2011 Speech Analytics Product and Market Report” by DMG Consulting LLC, a leading analyst firm. NICE also has the highest number of customers and garnered the highest overall score received for vendor satisfaction. The report is based on full-year 2009 market performance and covers 22 vendors.

According to DMG Consulting President, Donna Fluss, “Analytics is a major focus for NICE, and they have made and continue to make significant investments in R&D, marketing, and resources in this product area. NICE has a large installed base of WFO customers to whom they can up-sell their speech analytics solution. DMG expects analytics to continue to be a growth area for NICE for the next few years.”

The report highlights the differentiators of the NICE solution as including nine out-of-the-box packaged business solutions that come with pre-defined categories, reports, views, lexicons and alerts that address specific contact center and vertical challenges. Another differentiator is the NICE solution’s capability to analyze both sides of a conversation between agents and customers, regardless of how the call is captured. Additionally, the report highlights the completion of the first phase of integration with recently acquired eglue into the NICE SmartCenter suite of solutions. This is highlighted as enabling users to issue coaching call-outs to agents, based on screen events, in real time to support continuous improvement.

Udi Ziv, President of the Enterprise Group at NICE said, “We are very pleased with the results of DMG’s speech analytics market report. This reflects the unique value-add of our cross-channel Interaction Analytics for capturing intent from interactions between consumers and businesses whether they occur by phone, email, chat or other; and extracting strategic insights for delivering an impact in real-time. These capabilities are helping organizations all over the world be more successful in increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems mailto: Galit.belkind@nice.com	+1 877 245 7448
Investors Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.